UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SJW GROUP

(Name of Subject Company)

SJW GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784305104

(CUSIP Number of Class of Securities)

Suzy Papazian

General Counsel and Corporate Secretary

SJW Group

110 West Taylor Street

San Jose, California 95110

(408) 279-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Leif B. King

Kenton J. King

Pankaj K. Sinha

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements Amendment No. 2 (“Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2018 (together with any exhibits and annexes attached thereto, the “Statement”), by SJW Group, a Delaware corporation (“SJW” or the “Company”). Amendment No. 2 amended and restated in its entirety the Company’s Schedule 14D-9 filed with the SEC on June 15, 2018, as amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 26, 2018. The Statement relates to the offer by Waltz Acquisition Sub, Inc., a Delaware corporation (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of California Water Service Group, a Delaware corporation (“California Water”), pursuant to which the Offeror has offered to acquire all of the outstanding Shares at a price of $68.25 per Share net to the seller in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Amendment No. 3 as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO filed by the Offeror and California Water with the SEC on June 7, 2018, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on June 21, 2018, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on June 29, 2018, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on July 20, 2018 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on August 13, 2018. All information regarding the Offer as set forth in the Statement, including all exhibits and annexes that were previously filed with the Statement, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

The section entitled “Background” on pages 10-18 of the Statement is supplemented by adding the following at the end of such section:

On August 10, 2018, SJW received a letter from California Water with respect to its proposal to acquire all of the issued and outstanding shares of SJW in an all-cash transaction for $70.00 per share (the “August 10 Proposal”). The Board, members of SJW management, Skadden and J.P. Morgan were promptly informed of the receipt of the August 10 Proposal. In addition, in accordance with the terms of the Revised Merger Agreement, SJW promptly notified CTWS of the receipt of the August 10 Proposal and that the Board planned to review and consider the August 10 Proposal in consultation with its legal counsel and financial advisor.

On August 13, 2018, California Water filed an Amendment No. 4 to the Schedule TO with the SEC. In such filing, California Water described the August 10 Proposal and also clarified that such August 10 Proposal “does not amend or otherwise modify the Offer to acquire all outstanding SJW shares for $68.25 per share in cash,” noting that, unlike the August 10 Proposal, the Offer is not subject to “due diligence or transaction documentation conditions.”

On August 15, 2018, the SJW finance committee held a meeting with members of SJW management and the Board’s financial and legal advisors in attendance. At the meeting, the SJW finance committee received legal and financial advice. The SJW finance committee discussed the August 10 Proposal, including a comparison of its terms to the Offer, but no decision or recommendation was made.

On August 16, 2018, the Board held a meeting with members of SJW management and the Board’s financial and legal advisors in attendance. At the meeting, the Board was presented with the August 10 Proposal and received legal advice regarding the provisions of the Revised Merger Agreement setting forth SJW’s obligations with respect to the August 10 Proposal and the directors’ fiduciary duties in connection with considering the August 10 Proposal. The Board also received financial advice regarding the financial terms of the August 10 Proposal. Following discussion, including with respect to a comparison of the August 10 Proposal and the Offer, the Board determined that the August 10 Proposal was not in the best interests of SJW and its stockholders and neither constituted nor was reasonably likely to lead to a Superior SJW Proposal (as defined in the Revised Merger Agreement). The Board also considered the terms of the Offer, which remained unchanged by the August 10 Proposal, and again determined that the Offer continues not to constitute a Superior SJW Proposal and recommended that SJW’s stockholders reject the Offer and not tender their Shares into the Offer. Such resolutions were approved by all SJW directors other than Mr. Thornburg, who abstained from voting due to his ownership of CTWS shares and the all-cash nature of the Revised Merger. The following morning, SJW issued a press release announcing the Board’s consideration and rejection of the August 10 Proposal and the reaffirmation of its recommendation that SJW’s stockholders reject the Offer and not tender their Shares into the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

SJW GROUP

By:	/s/ James P. Lynch
	Name:	James P. Lynch
	Title:	Chief Financial Officer and Treasurer

Dated: August 17, 2018